Exhibit 99.1

NEWS RELEASE

Fortuna files Form 40-F, Annual Report

Vancouver, British Columbia, March 26, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) announces that it has filed its annual report on Form 40-F for the fiscal year ended December 31, 2025, with the U.S. Securities and Exchange Commission (“SEC”).

The Form 40-F, which includes the Company’s audited consolidated financial statements for the year ended December 31, 2025, management’s discussion and analysis, and annual information form, is available on the Company’s website and on the SEC´s website.

Printed copies of the audited consolidated financial statements are available free of charge to Fortuna shareholders upon written request.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

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